SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

--------------

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Hotel Outsource Management International, Inc.
---------------------------------------------------
(Name of Issuer)

Common Stock, $0.01 par value
---------------------------------------------------
(Title of Class of Securities)

44144E104
---------------------------------------------------
(CUSIP Number)

Andrea I. Weinstein, Esq.
Schonfeld & Weinstein, L.L.P.
80 Wall Street, Suite 815
New York, New York 10005
(212) 344-1600
---------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2012
---------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Item 1.                      Security and Issuer.

CUSIP NO. 44144E104

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Tomwood Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS**
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
110,497,238

8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER
110,497,238

10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,497,238

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES
[ ]

13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.27%

14	TYPE OF REPORTING PERSON*

CO
*Based on a total of 199,930,602 shares outstanding as of the date of this report.

** Conversion of outstanding loan.

CUSIP NO. 44144E104

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Isaac Elbaz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS**
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,497,238

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES
[ ]

13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON*

IN

*    Based on a total of 199,930,602 shares outstanding as of the date of this report
** Conversion of outstanding loan held by Tomwood Ltd.

(1)	Mr. Elbaz is the sole officer and director of Tomwood Ltd

CUSIP NO. 44144E104

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Moise Laurent Elkrief

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS**
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
110,497,238(1)

8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER
110,497,238

10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,497,238

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES
[ ]

13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.27%

14	TYPE OF REPORTING PERSON*

IN
*Based on a total of 199,930,602 shares outstanding as of the date of this report.

** Conversion of outstanding loan held by Tomwood Ltd.

(1) Mr. Elkrief is the beneficial owner of the HOMI shares held by Tomwood Ltd.

The principal executive offices of HOMI are located at 80 Wall Street, Suite 815, New York, New York 10005.

Item 2.                     Identity and Background.

(a) The Reporting Persons are Tomwood Ltd., Moise Laurent Elkrief and Isaac Elbaz.
(b) The business address of Tomwood Ltd. is Vanterpool Plaza, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.  The business address of Mr. Elkrief is 116 Rue du Rhone, Geneva, Switzerland CH-1204.  The business address of Mr. Elbaz is 8 Rue Eynard, Geneva, Switzerland CH-1205
(c) The principal business of Tomwood Ltd. is a holding company.  The principal business of Mr. Elkrief is consulting.  The principal business of Mr. Elbaz is law.
(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(b) and (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Tomwood Ltd. is a corporation formed pursuant to the laws of the British Virgin Islands.  Mr. Elkiref and Mr. Elbaz are citizens of Switzerland.

Item 3.                      Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired 110,497,238 through conversion of a $2,000,000 loan given by Tomwood Ltd to HOMI in 2010.

Item 4.                      Purpose of Transaction.

The shares of Common Stock of the Issuer to which this statement relates have been acquired by the Reporting Person for investment purposes. At this time, the Reporting Persons have not formulated any plans or proposals which would result in the following:

(a) The acquisition of additional shares of the Issuer's Common Stock or disposition of any such shares except that on July 12, 2012 Tomwood Ltd. loaned HOMI $250,000 which may be paid in common stock under the same terms as any rights offering.  The loan bears interest of 8% per annum and is due four years from the date of the loan;
(b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Act; or
(j) Any action similar to any of those enumerated above.

Except as set forth in this Item 4, the Reporting Persona presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

(a) As of the date of this report, Tomwood Ltd. and Mr. Elkrief beneficially owned 110,497,238 shares (or approximately 55.27% of the outstanding shares) of HOMI Common Stock, which percentage is based on a total of 199,930,602 shares of Common Stock outstanding.

(b) Mr. Elkrief has the sole power (and no shared power) to vote or dispose or direct the disposing of shares owed by Tomwood Ltd.  Mr. Elbaz is the sole officer and director of Tomwood Ltd., but does not have the authority to vote or dispose or direct the disposing of shares owed by Tomwood Ltd.

(c) As of the date hereof, other than as described herein, no transactions involving HOMI equity securities had been engaged in by the Reporting Person within the past sixty days.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 12, 2012, Tomwood Ltd. loaned HOMI $250,000 which may be repaid in common stock under the same terms as any rights offering HOMI engages in during the term of the loan.  This loan bears interest at a rate of 8% per annum and is due in July 2016.

On October 25, 2009, Mr. Elkrief gave HOMI Industries, Ltd., a subsidiary of HOMI, two loans of $88,500 and $83,000 each, which are secured by certain minibars and owned by HOMI USA, Inc., a wholly owned subsidiary of HOMI.   Mr. Elkrief receives payments from the outsource operations of HOMI is engaged in through these secured.

Item 7.                      Material to be filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:   August 21, 2012
Tomwood Limited
By: /s/ Isaac Elbaz

Dated:    August 21, 2012
/s/ Moise Laurent Elkrief
Moise Laurent Elkrief

Dated:    August 21, 2012
/s/ Isaac Elbaz
Isaac Elbaz